[Letterhead of Bromberg & Sunstein LLP]

                                February 4, 2005

Jeffrey Riedler
Division of Corporation Finance
Mail Stop 0309
United States Securities and Exchange Commission
Washington, D.C. 20549

      Re: Integrated Pharmaceuticals, Inc. Amendment No. 2 to Form 10-SB/A, filed December 23, 2004, File No. 0-50960

Dear Mr. Riedler:

We have reviewed your letter dated December 12, 2004 Enclosed in response to your letter, please find:

1. Three copies of a red-lined version of the Form 10SB, showing the changes that have been made since the filing of Amendment No. 1 to the Form 10SB, to which your December 14, 2004 letter relates;

2. A letter dated February 4, 1999 from Cargill Corporation to the Company providing a price quote for dextrose; and

3. A letter dated November 4, 2004 from Corn Products US providing a price quote for dextrose.

We have the following responses to the points that it raises.

      General

1. In future response letters, please restate our entire comment and then place your response immediately below the restated comment. In addition, please also explain the changes that you make in response to a comment and identify the location of the change so that we can understand your disclosure in its proper context.

      We have followed this instruction in this response.

2. In certain places in the document, you make statements referring to the quality of your products or processes that should be supported by third party evidence or removed from the registration statement. As one example only, in Item 1 you have stated that your "patented production process is superior to conventional production processes."

      Statements of opinion regarding products or processes are not appropriate unless they can be supported by third party sources. Please revise this and all similar statements of opinion or disclose the third party sources in the document. With regard to any such third party sources, please provide copies of those sources with your next amendment.

      The Company has deleted all claims regarding the quality of its products and processes. In particular, the first two paragraphs of Business of the Issuer at page 1 have been modified to describe energy efficiency and reduced capital costs as goals of the Company's development efforts, not as accomplishments. In the second paragraph of Competition on page 3, the Company has deleted the sentence that says that it expects to compete on the basis of quality and price, and it has deleted a reference to quality issues that may for now plague some Asian competitors.

3. In addition, you have also cited statistics to support many of your contentions and the third party sources used to support those statistics should also be disclosed. As one example only, in your new language for the risk factor relating to energy prices, you indicate that the price of oil has increased 150% in the last 3 years, that corn prices have risen 10% and that the cost of glucose has increased 75%. Please disclose your sources for this information and provide us with copies of those sources. If the source is an estimate made by the Company, please disclose how you arrived at the estimate.

      Oil price data is from WTRG Economics, at http://www.ioga.com/Special/crudeoil_Hist.htm; corn price data is from the Iowa Department of Agriculture (available at http://www.agriculture.state.ia.us/marketinfo.htm); and glucose and dextrose prices are based upon quotes given to the Company from suppliers during the times in question. Sources have been identified on page 7 of the Form 10SB, and the figures concerning the price changes have also been modified to reflect declining commodity prices since the date of Amendment No. 1 to the Form 10SB. In comparing the two price quotes for dextrose, the Company has adjusted the 1999 price from 8.5 cents per pound up to
      12.14 cents per pound to take into account the fact that liquid dextrose is 70% pure, while the solid dextrose quoted in 2004 is nearly 100% pure. The November 11, 2004 letter from Corn Products US provides quotes for 5 different dextrose products. The Company is using the quote for coarse grade dextrose, the least expensive variety that is useful for its purposes. Please note that the Corn Products letter identifies rising energy costs as the primary cause of the increase in the price of dextrose.

Business Development, page l

4. Please expand the discussion in this section to indicate you currently have no customers or sources of revenues.

      This adjustment has been made by the addition of a new sentence at the end of the first paragraph of page 1.

Risk Factors, p. 5

5. The risk factor describing your accumulated losses should be the first risk factor. Please revise the section accordingly.

      This risk factor is now the first risk factor. See page 5.

6. We note your response to prior comment 22. Please delete the phrase "long sales cycle" and replace it with simple language that will not need a definition.

      The risk factor in question, located on pages 6-7, has been reworded so that it no longer uses the term "sales cycle."

7. In the same risk factor, please explain why the Company may be particularly vulnerable to a long sales cycle in 2005.

      An explanation has been provided on page 7, which now states: "This lengthy process may strain our financial resources. This strain may be particularly difficult in 2005, because, until the first sales are consummated, we will have no operating profit to support our operations, and additional capital, if it is available to us at all, will likely be more costly than it would be if we were a revenue-producing company."

Certain Relationships and Related Transactions, page 20

8. We note you incurred approximately $1.6 million in consulting expenses in the first nine months of 2004. Please provide us supplementally, with a view to disclosure, of the material components of these expenditures. We may have additional comments.

      The amount of the consulting fees for the first nine months of 2004 has been adjusted to the amount of approximately $2.0 million. A paragraph has been added to Note 10 (Correction of an Error) to explain this adjustment. The material components of this expense are consulting fees paid to the following persons:

CONSULTANT                  FEES PAID
James Czirr                1,137,240.00
James Chantilas              275,720.00
Kathy Drew                   275,720.00
Vijay Verma                   44,156.00
Tomlinson programs           279,188.00
                         --------------
                           2,012,024.00
                         ==============

      The fees paid to Mr. Chantilas and Ms. Drew were paid in the form of common stock. The remaining fees represent vesting of warrants issued with respect to consulting agreements, except that $200,000 of the fees paid to Mr. Czirr were paid in cash. The agreement with Mr. Czirr is included as exhibit to 10.4 to the Form 10SB.

Financial Statements - December 31, 2003 Financial
Statements, pg. F4

9. Refer to the company's response to comments 3-5 related to the financial statements. We have reviewed your responses to our previous comments regarding suggested changes to the financial statements and the notes to the financial statements. Within your responses you agreed to and indicated that you had made revisions to the financial statements based upon these comments. We noted that the majority of the revisions were made to the financial statements as of and for the period ended September 30, 2004, yet conforming changes were not made to the financial statements as of and for the year ended December 31, 2003. Please revise your December 31, 2003 and September 30, 2004 financial statements to ensure conformity of information presented. Specific instances include:

      a) modification to show that the "Long-term debt - current portion" relates to the "Capital leases payable, less current portion;"

            The balance sheets at December 31, 2003 and September 30, 2004 have been modified to show that the "long-term debt - current portion" relates to the "Capital leases payable - current portion."

      b) appropriately classify accumulated deficits both before and during the development stage;

            The captions within the equity section of the balance sheet have been revised to appropriately classify accumulated deficits both before and during the development stage.

      c) reclassification of certain expenses as research and development expenses rather then general and administrative expenses;

            With the beginning of the new development stage, the statements of operations have been revised to show the reclassification of certain expenses for the period from February 1, 2003 through December 31, 2003 to research and development activities. These expenses are more appropriately classified as research and development expenses rather than general and administrative expenses.

      d) removal of the value of the stock issued in connection with the Fitchburg lease agreement from prepaid expenses and properly recording the stock issued but not outstanding with appropriate changes to the statement of stockholders equity (deficit) and statement of cash flows;

            The value of stock issued in connection with the Fitchburg lease has been removed from prepaid rent and stockholders equity. The statement of cash flows has also been adjusted.

      e) inclusion of Note 15 regarding the error as mentioned in the auditor's opinion;

            Note 15 included in notes to the December 31, 2003 financials statements has been added.

      f) appropriate restatement designation for the 2003 balance sheet, statement of operations, statement of stockholders' equity (deficit), and statement of cash flows in accordance with APB 20.

            The financial statements at December 31, 2003 have appropriately been designated as restated.

Notes to Financial Statement;
Note 4 - Property and Equipment, vg. F-13

10. We note your response to comment number 9. Please clarify in this disclosure that the leasehold concessions represent an actual cash receipt from the lessor. Also revise Note 3 Property and Equipment (pg. F-30) within your Notes to the Financial Statements for the three and nine month period ended September 30, 2004 to remove the previous classification of this $185,000.

      Note 3 to the September 30, 2004 financial statements, Property and Equipment, has been modified to remove the reference to the cash payment received from the lessor as a tenant improvement lease concession in the gross and net presentation of the components of property and equipment. The amount of leasehold improvements has been changed to reflect the Company's actual basis in the tenant improvements. Additionally, a statement has been added disclosing that the Company received $185,000 in cash from the landlord as a partial payment toward leasehold improvements.

Note 5 - Capital Leases, pg. F-13

11. We have reviewed your response to comment number 10. Please disclose the amount of "imputed interest necessary to reduce the net minimum lease payments to present value" as required by paragraph 16(a)(ii) within the table of minimum lease payments for the next five years.

      Disclosure has been added in Note 5, within the table of minimum lease payments, to show the amount of imputed interest on the capital leases.

Note 6 - Convertible Notes Payable
Convertible Debt Issued in 2003, pg. F-15

12. We have reviewed your response to comment number 11. Please clarify in your disclosure if the $180,000 assigned to these convertible notes payable at December 31, 2003 represents the amount of additional interest accreted as a result of the original discount, i.e. the amount of the discount at issuance was equal to the value of the notes. If not, please explain why the management did not decrease this balance by any potential beneficial conversion feature.

      Additional disclosure has been added to Note 6 to the Company's financial statements to clarify that $179,086 of additional interest expense had accreted from amortization of the debt discount. The preceding information has been added to Note 6 to the financial statements.

      Note 8 - Capital Stock Common Stock, pg. F-16

13. We have reviewed your response to comment number 13. Please provide a description of management's accounting for the reverse merger/.acquisition which was purportedly provided in Schedule A of the Company's December 2, 2004 response. Please ensure that management cites the appropriate accounting literature that supports management's representation that the existence of negative equity of the target company results in a discount on common stock.

      We are attaching Schedule A which details the accounting for the discount on common stock, as it may have inadvertently been left out of our initial response. The "discount on common stock" was recorded when the Company completed its reverse merger acquisition in 2000. Idaho State law permits issuance of stock at amounts below par value. When this is done a contingent liability, "discount on common stock", is created for the difference between the issue price and par value. This contingent liability exists until sufficient additional paid in capital exists and the board cancels the discount by resolution. To accomplish the merger, the Company issued 24 million shares. As both companies involved had negative equity, there were no paid-in capital amounts to offset against par value and a discount on common stock was created in the amount of $240,000. Immediately subsequent to the merger, the Company executed a 4 for 1 reverse stock split. Per FAS 128, "if the number of common shares outstanding changes due to a stock dividend or stock split (including reverse splits), the financial statements shall be adjusted retroactively for all periods presented to reflect that change in capital structure". Accordingly, the $240,000 was reported as the discount on the issuance of 6 million (adjusted for reverse split) shares. During 2003, sufficient additional paid-in capital existed and the board of directors of the Company canceled this discount. A statement to this effect was added to
      Note 8 to the financial statements. As stated previously, an accounting of the reverse merger/acquisition is attached to these responses. See attached Schedule A.

Financial Statements - September 30, 2004
Statement of Stockholders' Equity - Deficit, page F-26

14. Refer to the company's response to comment 12. Based on the information included in this table, it appears that the company assigned the original valuation of $1.00 per share to each share issued as a result of the rent agreement. Please explain to us why management did not use the fair value on the actual date of issuance to record the charge related to these issuances. Please cite specific paragraphs within the applicable authoritative literature upon which the company relied in arriving at this valuation.

          The financial statements and notes as of December 31, 2003 and September 30, 2004 have been revised to reflect valuation of the common shares at market value on the date of issuance to the lessor.

Condensed Notes to Financial Statements
Note 1 - Business Organization and Basis of Presentation
Inventory,, pg. F-29

15. Please disclose the amount of materials, work in process and finished goods as of September 30, 2004.

      Note 1 to the September 30, 2003 financial statements has been revised include disclosure of the components of inventory.

Note 5 - Capital Stock Common Stock, pg. F-31

16. We have reviewed your response to comment number 15. Based upon the information provided it remains unclear as to why management determined that the provisions of SFAS 84 do not apply to the referenced transaction. Please provide a detailed analysis supporting management's representation with appropriate citations to SFAS 84. Include a detailed discussion of the amounts recorded as debt at the time of conversion, the amount assigned to the warrants, what moved between balance sheet classifications, and the calculations to arrive at these amounts.

      The Company's inducement to note holders pertained to two general classes of convertible notes; those issued in 2003 and those issued prior to 2003. For those convertible notes issued in 2003 the inducement was to add converting note holders to the registration rights agreement that the Company entered into with investors in the 2004 private placement. SFAS 84 states that it applies "only to conversions ...(b) include the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted. The changed terms may involve reduction of the original conversion price thereby resulting in the issuance of additional shares of stock, issuance of warrants or other securities not provided for in the original conversion terms, or payment of cash or other consideration...". The offer, by the Company, to include converting note holders in the registration rights agreement does not fall under the provision of SFAS 84 and therefore the Company did not record any debt conversion expense related to conversion of this class of convertible notes.

      SFAS 84, however, does apply to the convertible debt issued prior to 2003, as the Company offered warrants to those note holders who choose to convert under the inducement offer. The inducement offer granted 1 warrant for every 2 common shares received. Taking into account the fair value of the warrant granted, the net affect of the increased conversion price, and the reduction of shares issued upon conversion results in no debt conversion costs and the original allocation made by the Company between common stock and warrants is accurate. See accompanying chart labeled Schedule B.

17. Refer to the company's response comment 16. The response indicates that management recorded discounts to the current trading prices based on restrictions to these shares. Please note that such discounts are typically not justified in financial statements included in registration statements. Please revise the financial statements to remove the effects of any discounts, including in the fair value calculation under SPAS 123, applied to shares issue.

      Perhaps the previous response is misleading. Management did not per se record discounts to the current trading prices based on restrictions to these shares. It is accurately stated that there has been a range of fair values used in pricing the Company's equity instruments. All options and warrants issued by the Company are fair value priced in accordance with FAS 123. The Company utilized the Black Scholes Option Price Calculation method with the assumptions more fully described in Note 9 (stock options) and 10 (stock warrants). The Company did offer and issue shares in a private placement at a uniform favorable price (substantial discount to the pink sheet trading prices) because of the larger share volumes and greater cash proceeds that the Company could derive by offering such shares at a discount. The fair value of the stock issued varied at times and reflected several factors: recent prices of share sales; what someone would accept or pay; transaction share volume. Management believes that all share issuances during the year were at the fair market valued based upon the above referenced information. Additionally, the values shown in the pink sheet trading prices reflect freely tradable shares. The shares the Company was offering were subject to Rule 144, and therefore are substantially less liquid and therefore less valuable.

      In response to a suggestion made by Zafar Hassan, we have also filed a delaying amendment with respect to this Form 10SB. A copy of the delaying amendment is enclosed. Please let me know if you have any further questions or comments concerning this filing.


Very truly yours,


/s/ Thomas C. Carey

Thomas C. Carey

TCC/jbr

cc:    Dr. Chinmay Chatterjee
       Mr. Zafar Hassan
Enclosures

                                   SCHEDULE A
      INTEGRATED PHARMACEUTICALS, (FORMERLY ADVANCED PROCESS TECHNOLOGIES)
                             AND BITTERROOT MINING
                      REVERSE MERGER/ACQUISITION ACCOUNTING
                                SEPTEMBER 5, 2000

                                                              To cancel        Recapitalization          Reverse
                              APT              BTR           "S" corp           Eliminations           stock split         Total
                          ------------     -------------    ------------     -------------------      --------------    ------------
Assets                         89,975             9,395   b       1,175                                                     100,545
                          ============     =============                                                                ============


Liabilities                  (91,150)          (37,911)                                                                   (129,061)




Common Stock                 (86,621)          (50,799)          86,621    a          (240,000)             218,212        (72,587)
Additional paid-in                  -         (759,903)                                 759,903           (218,212)       (138,897)
capital
  (also APIC)                                                                            79,315
Retained earnings              87,796           839,218        (87,796)               (839,218)                                   -
Discount on common stock            -                                      c            240,000                       d     240,000
                          ------------     -------------    ------------     -------------------      --------------    ------------
  Total Equity                  1,175            28,516                                                                      28,516
                          ------------     -------------                                                                ------------

Liabilities and Capital      (89,975)           (9,395)               -                       -                   -       (100,545)
                          ============     =============    ============     ===================      ==============    ============

APT - Advanced Process Technologies, an "S" Corporation
BTR - Bitterroot Mining - A public company

a - 24,000,000 shares of stock to APT from Bitterroot at par value of $0.01 per share = 240,000
b - The Company recognized a "due from stockholder's" of $1,175 for distributions in excess of income of the "S" Corporation.
c     - Discount on stock since both companies had negative equity
d - Need $101,103 additional funds in Additional paid-in capital, then discount can be closed to the APIC account

               ADVANCED PROCESS TECHNOLOGIES AND BITTERROOT MINING
                           REVERSE MERGER/ACQUISITION
                                   ACCOUNTING
                                SEPTEMBER 5, 2000


                                                              Reverse            To cancel        Recapitalization
                                      APT         BTR       stock split         "S" corp          Eliminations            Total
                                  ----------------------------------------     ------------    --------------------    ------------

Assets                                 89,975       9,395                    b       1,175                                 100,545
                                  ========================                                                             ============


Liabilities                          (91,150)    (37,911)                                                                (129,061)


Common Stock                         (86,621)    (50,799)          38,212           86,621   a            (60,000)        (72,587)
Additional paid-in capital                  -   (759,903)        (38,212)                                  798,002          41,103
  (also APIC)                                                                                               41,216
Retained earnings                      87,796     839,218                         (87,796)               (839,218)               -
Discount on common stock                    -                                                c              60,000          60,000
                                  ----------------------------------------     ------------    --------------------    ------------
  Total Equity                          1,175      28,516                                                                   28,516
                                  ------------------------                                                             ------------

Liabilities and Capital              (89,975)     (9,395)               -                -                       -       (100,545)
                                  ========================================     ============    ====================    ============

a - 6,000,000 shares of stock to APT from Bitterroot at par value of $0.01 per share = 60,000
b     - Created an asset that shareholders must pay
c     - Discount on stock because both companies had negative equity
d - Need $101,103 additional funds in Additional paid-in capital, then discount can be closed to the APIC account

                                   SCHEDULE B

                         INTEGRATED PHARMACEUTICALS INC.
                          CONVERSION OF DEBT TO EQUITY
                       SUBSEQUENT TO MARCH 31, 2004 REVIEW
                                                                                                            Recorded
                                   Original           Conversion         Original           Total           at time of
                                     Date                Date              Debt           Interest          Conversion
                              ---------------------------------------------------------------------------------------------

Carl Richards                          10/13/2000          4/30/2004        25,000.00         8,869.86           33,869.86
Glen Katlein (was Betty                 9/21/2000          4/30/2004        50,000.00        18,041.10           68,041.10
Edman Trust)
                                                                     ------------------------------------------------------
Total                                                                       75,000.00        26,910.96          101,910.96
                                                                     ======================================================

Original terms called for conversion to common stock at price of $.75/share. The holder was given the inducement to convert at $1.00/share (a higher price). If the holder converted at $1.00, then they also received one warrant for every 2 shares of common stock received. Warrant is exercisable until 12/31/06 for $2.50 exercise price.

APPLICABLE SFAS 84 FACTS
Original conversion price per share                                              $0.75
Inducement conversion price per unit = (1 CS & 1 warrant)                        $1.00
Shares issuable under original scenario                                        135,881
Shares issuable under conversion inducement scenario                           101,911
Market price of stock on conversion date                                         $3.10
Number of warrant issued per conversion inducement offer                        51,000
Premium paid, by noteholder, to obtain warrant                                   $0.25
Black Scholes value of warrant - net of $.25 cost                                 1.92

Value of securities issuable pursuant to original privileges                 ========>      $421,232
(Number of shares x market price)
SECURITIES ISSUABLE PURSUANT TO CONVERSION INDUCEMENT
 - Common Stock (Number of shares x market price)                             $315,924
 - Warrants      (Number of warrants x black scholes)                           97,920
                                                                      -----------------
Value of securities issuable pursuant to conversion inducement                              $413,844
                                                                                       --------------
   Fair value of incremental consideration             =================>                   $(7,388)
                                                                                       ==============

ALLOCATION OF PROCEEDS
-----------------------------------------------------------------------------------------------------
      Proportion to common stock                             $315,924         $413,844           76%
      Proportion to warrants                                  $97,920         $413,844           24%

                                                                              Per this
                                                            As booked         analysis    Difference

     Common Stock                                              75,428        77,798(a)       (2,370)
      Warrants                                                 26,483        24,113(a)         2,370
                                                      -----------------------------------------------
                                                              101,911          101,911             0
                                                      ===============================================

(a) Amounts moved from Notes Payable account to equity accounts Journal entry had conversion happened without inducement
      Note Payable 75000
      Interest payable 26910